UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nugent Engine Technologies Inc.
(Name of Issuer)

Common Stock, $0.001 Per Share Par Value
(Title of Class of Securities)

(CUSIP Number)

Micheal Nugent, President Nugent Engine Technologies Inc. Howard Hughes Center 6080 Center Drive, 6th Floor Los Angeles, CA 90045
(Name, Address & Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name(s) of the Reporting Person(s):

Twenty Second Trust

     I.R.S. Identification Nos. of above Person(s) (Entities Only):

 2. Check the Appropriate Box if a Member of a Group (See Instructions):

a.

b.

 3. SEC Use Only:

 4. Source of Funds:

PF

 5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e):

 6. Citizenship or Place of Origin:

QLD Australia

Number of Shares Beneficially Owned by Each Reporting Person With:

 7. Sole Voting Power:

2,100,000 Shares of Common and 100,000 Shares of Preferred Convertible

 8. Shared Voting Power:

N/A

 9. Sole Dispositive Power:  2,200,000 Shares

10. Shared Dispositive Power:

N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

2,200,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11):

100%

14. Type of Reporting Person (See Instructions):

OO - Trust

ITEM 1.

SECURITY AND ISSUER

The Schedule 13D is filed on behalf of Twenty Second Trust relating to the acquisition of 2,100,000 shares of common stock, par value $0.001 per share (the “Common”), and 100,000 preferred convertible stock, par value $0.001 per share (the “Preferred”), of Nugent Engine Technologies Inc., a Florida Corporation (the “Issuer”). The Issuers common stock has been registered with the SEC under 10-12(g) of the Securities Act of 1934, as Amended. The Issuer’s preferred convertible stock, however, has not, as the effective date of this filing, been registered with the SEC and are therefore not treated as such in this Schedule 13D.

The Issuer’s current principal executive offices are located at Howard Hughes Center, 6080 Center Drive, 6th Floor, Los Angeles, CA  90045.

ITEM 2.

IDENTITY AND BACKGROUND

This Statement is being filed by Twenty Second Trust (the “Reporting Person”). The Reporting Person was organized under the laws of the State of Queensland, Australia to conduct any lawful business, including but not limited to investing in the Issuer. The principal business address of the Reporting Person is 42 Brittanic Crescent, Sovereign Island, Queensland, 4216, Australia. The sole person controlling the Reporting Person is set forth on Schedule A attached hereto.

During the previous five (5) years, neither the Reporting Person nor, to the knowledge of the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been party to a civil proceeding of any judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Common were purchased for $61,905.00 in cash, and the Preferred for $3,095.00 in cash in a private transaction.

ITEM 4.

PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the acquisition of 2,100,000 registered Common shares of the Issuer’s stock in a private purchase for an aggregate purchase price of $61,905.00. Additionally, 100,000 unregistered Preferred convertible shares of the Issuer’s stock in a private purchase to the same purchaser for an aggregate purchase price of $3,095.00.

ITEM 5.

INTREST IN SECURITIES OF THE ISSUER

(a)

The Reporting Person is currently the beneficial owner of the 2,100,000 registered common shares of stock   representing 100% of the Issuer’s outstanding common stock based upon 2,100,000 aggregate common   shares outstanding, and 100,000 unregistered preferred convertible shares of stock representing 100% of   the Issuer’s outstanding preferred convertible based upon 100,000 aggregate preferred convertible shares   outstanding, as of March 9, 2009.

(b)

The Reporting Person has sole voting and dispositive power over the Common and Preferred identified in response to Item 5(a) above.

(c)

On October 14, 2008 the Reporting Person entered into a purchase agreement to acquire 2,100,000 aggregate Common shares through a private   purchase for an aggregate purchase price of $61,905.00, and 100,000 aggregate Preferred shares through a private purchase for an aggregate purchase price of $3,095.00; this transaction closed on March 9, 2009.

(d)

Not Applicable

(e)

Not Applicable

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH

RESPECT TO SECURITIES OF THE ISSUER

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:

Share Purchase Agreement (filed herewith)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it’s behalf by the undersigned hereunto duly authorized.

March 11, 2008

Date

Twenty Second Trust

On Behalf Of

By: /s/ Micheal Nugent

Signature

Micheal Nugent, Trustee

Name, Title

SCHEDULE A

Controlling Persons of Twenty Second Trust

Set forth below is the name, business address, present principal occupation or employment and citizenship for each control person of the Reporting Person. Unless otherwise indicated, the business address of each individual set forth below is Twenty Second Trust, 42 Brittanic Crescent, Sovereign Island, Queensland, 4216, Australia.

Individual Ultimately Controlling Reporting Person	Occupation	Citizenship
Micheal Nugent	Trustee of Twenty Second Trust	Australia

EXHIBIT 1

SALE OF COMPANY: ENTERPRISE V CORPORATION

SHARE PURCHASE AGREEMENT

THIS AGREEMENT, made as of the 13th day of October, 2008 (“Agreement”), by and between Enterprise Creations LLC, incorporator, founder and sole shareholder/owner, with an address at 5976 20th Street, No 177, Vero Beach, Florida, USA (hereinafter the "Seller"), and Twenty Second Trust, with an address at 42 Brittanic Crescent, Sovereign Island, Queensland, 4216, Australia (hereinafter the "Buyer").

W I T N E S S E T H:

WHEREAS, the Seller is the record owner and holder of 2,100,000 Shares of Common Stock with a par value of $.001 [Ref: Common Stock Certificates No 00001 and No 00002], and 100,000 Shares of Preferred Convertible Stock with a par value of $.001 [Ref: Preferred Stock Certificate No 00001], of ENTERPRISE V CORPORATION, a Florida corporation (hereinafter the "Corporation”), which Corporation has 2,100,000 shares of Common Stock and 100,000 shares of Preferred Convertible Stock, issued and outstanding as of the date of this Agreement, as more fully described in the attached Exhibit A, and;

WHEREAS, the Buyer desires to purchase 2,100,000 of the Shares of Common Stock from Seller, and 100,000 Shares Preferred Convertible Stock from Seller, which constitutes One Hundred Percent (100%) of the Corporation’s issued and outstanding shares as of the date of this Agreement, and;

WHEREAS, the Seller desires to sell such Shares of Common and Preferred to the Buyer, upon the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and sale of the Corporation’s Shares, it is hereby agreed, as follows:

1.

PURCHASE AND SALE OF SHARES.  Subject to the terms and conditions of this Agreement, Buyer agrees to purchase at the Closing and the Seller agrees to sell to Buyer at the Closing, 2,100,000 of Seller’s Shares of the Corporation’s Common Stock, and 100,000 of Seller’s Shares of the Corporation’s Preferred Convertible Stock for a total price of Sixty-Five Thousand and 00/100 US dollars ($65,000.00) (the “Purchase Price”).

2.

GOOD FAITH DEPOSIT.  At the signing of this Agreement, Buyer agrees to wire transfer to the Seller’s designated banking coordinates, the sum of Thirteen Thousand and 00/100 US dollars ($13,000.00) as a Deposit against the delivery of the Shares to Seller.  This Deposit is refundable only if Seller fails to perform, hereunder, as determined by the Closing Attorney.  If, on the other hand, the Buyer fails to perform, hereunder, as determined by the Closing Attorney, the Buyer shall forfeit his Deposit.

2.1

With respect to the Closing and/or transfer of the ownership, nothing further will proceed, nor is the asset committed, until the Buyer’s deposit successfully reaches the Seller’s account by Fed Wire.

2.2

SELLER’S BANKING COORDINATES FOR RECEIPT OF DEPOSIT.

Enterprise Creations LLC 5976 20th Street, No 177 Vero Beach, FL 32966 Ph: 772.539.8365 / 206.422.6677 Fax 772.539.8372
Beneficiary’s Name	:	Enterprise Creations LLC
Bank Name	:	Washington Mutual Bank, FA Broadway Financial Center 301 Broadway East Seattle, WA 98102-1700

3.

ADDITIONAL EXPENDITURES.

The Buyer and Seller shall share equally in the costs of the joint Escrow / Closing Attorney; i.e., total cost $3,000; $1,500 each.  The Buyer acknowledges that the Escrow / Closing Attorney retainer fee must be paid at the point of engagement, which is prior to receipt of transactional documents, asset documents, etc., be they preliminary faxed copies or originals.  As such, the Buyer should plan to pay its $1,500 to the attorney accordingly.

4.

CLOSING.  Subsequent to the Seller’s receipt of Buyer’s Deposit, the purchase and sale of the Shares shall take place at the earliest possible scheduling of the joint Closing / Escrow Attorney, Spiegel & Utrera, P.A., located at 1840 Coral Way, 4th Floor, Miami, FL 33145, on the 9th day of March, 2009, at the offices of the Corporation’s Closing / Escrow Attorney, with both the Seller and the Buyer appearing, as needed, telephonically; whereby this Agreement and all relevant corporate transfer documents (e.g., endorsed shares, resignation and replacement of board, resignation and replacement of officers, Seller’s certifications, representations and warranties, etc.) in two (2) fully Seller executed counterparts, each of which shall be considered an original, and taken together as one and the same document. (Note: All closing and transfer documents must be signed as originals.)

4.1

Seller’s Role and Obligations: Within not less than two (2) business days from date and time of scheduled closing, the Seller will deliver, or cause to be delivered, all corporate records and transfer documents, including a fully executed original of this Agreement, as two (2) Seller fully executed counterparts, each of which is to be considered an original, and taken together as one and the same document, for inspection, verification and authentication by the Escrow/Closing Attorney (hereinafter the “Seller’s Closing Documents”).

4.2

Escrow/Closing Attorney’s Role and Obligations: Upon receipt of the Seller’s Closing Documents, the Escrow / Closing Attorney shall review, inspect and confirm that all of the Seller’s Closing Documents are in order, and, accordingly, the Escrow / Closing Attorney shall issue a written statement to both Parties that all Seller’s Closing Documents are in order, and that the countersigning of same, where indicated, shall result in the transferring of the full (100%) ownership of the Corporation, and remove pre-acquisition Governance and install the post-acquisition Governance.

4.3

Buyer’s Role and Obligations: Having satisfied the deposit requirements defined under Article 2, supra, and upon issuance of the Escrow /Closing Attorney’s written statement that the Seller’s Closing Documents are in order, and that the countersigning of such where indicated shall cause the subject Corporation sale and transfer, the Buyer shall transfer, without deduction or delay (other than normal wire clearing delays), and by Fed Wire (in clean, clear and unencumbered U.S. Dollars) the “net” balance of Fifty Two Thousand and 00/100 U.S. Dollars ($52,000.000), to the Escrow / Closing Attorney’s designated escrow account.

4.4

Escrow / Closing Attorney’s Further Role and Obligation: Upon receipt of the Buyer’s Fed Wire for the net balance of Fifty Two Thousand and 00/100 U.S. Dollars ($52,000.000) into attorney escrow, Escrow Attorney shall, accordingly, overnight by bonded courier the two (2) original set of the Closing Documents and Corporate Records to the Buyer for countersigning.  With the Seller having fully performed all requirements hereunder to the Escrow / Closing Attorney’s satisfaction, the Escrow / Closing Attorney shall Fed Wire transfer the balance of Fifty Two Thousand and 00/100 U.S. Dollars ($52,000.000) to the Seller’s account coordinates shown under §2.1, supra.

4.5

Buyer’s Further Role and Obligations: The Buyer shall countersign the documents, where indicated, and shall return one fully executed [signed and countersigned] complete set of original documents to the Seller via bonded overnight courier, with copy to the Closing / Escrow Attorney, retaining the second fully executed and complete set of original documents for the Buyer’s records.

5.

REPRESENTATIONS AND WARRANTIES OF SELLER:  The Seller, as sole shareholder, by way of its natural person assigns (duly elected directors and duly appointed officers of Corporation), hereby represent and warrant to Buyer, under penalty of perjury, as follows:

5.1

The Seller warrants that the Corporation is a corporation legally formed and organized and in good standing under the laws of the State of Florida, and has the corporate power and authority to carry on the business it is now executing.

5.2

The Seller warrants that neither the Corporation nor the Seller requires any form of third party consent, authorization, or declaration, nor does this transaction, as contemplated, necessitate any notice to, or filing with, any government or regulatory authority for the Parties to undertake their respective actions hereunder;

5.3

The Seller warrants that the Corporation has filed with the United States Securities and Exchange Commission (‘SEC”) a registration statement on Form 10-12G effective pursuant to the Securities Exchange Act of 1934 and, pending SEC acknowledgement and active date, the Corporation meets the criteria of a reporting company, as established under Section 12(g) thereunder (Securities Exchange Act of 1934).

5.4

The Seller Represents and Warrants that it is selling, and is solely responsible and obligated hereunder to deliver, a fully Reporting Blank Check Company, as defined and established under Securities Exchange Act of 1934, as Amended; that the Seller routinely (knowingly and purposefully) sells and transfers ownership (100%) of Blank Check with the corporation’s final SEC acknowledgment pending so that said final acknowledgement is perfected, by the SEC, under the “new” ownership.  The Seller further Represents and Warrants that the Seller’s obligations hereunder continue until the Corporation is fully transferred (corporate ownership and governance), and that: 1)  the Seller, based on its research and experience, knows of no reason that would cause the SEC to withhold routine acknowledgment of the Corporation as a Reporting Blank Check Shell Corporation; 2)  SEC approval will not be withheld without cause; 3)  in the unlikely event that an unforeseeable issue(s) manifests requiring adjustment(s), the Seller will promptly cause the adjustment(s), and the Buyer will own 100% of a “Reporting Blank Check Shell Company,” pursuant to Securities Exchange Act of 1934, as Amended.

5.5

The Seller warrants that the Corporation is current on all reports required to be filed by it pursuant to Sections 13 and 15 of the Securities Exchange Act of 1934.

5.6

The Seller warrants that the Corporation is newly formed with no financial information available other than the financial information audited by - McElravy, Kinchen & Associates, PC on June 17, 2008, and included in its SEC filings.

5.7

The Seller warrants that the there are no legal actions, suits, arbitrations, or other administrative, legal or governmental proceedings threatened or pending against the Corporation and/or Seller or against the Seller or other employee, officer, director or stockholder of Corporation.  Additionally, Seller is not aware of any facts which may/might result in or form a basis of such action, suit, arbitration or other proceeding on any basis whatsoever.

5.8

The Seller warrants that the Corporation has no subsidiaries or any direct or indirect ownership interest in any other corporation, partnership, association, firm or business in any manner.

5.9

The Seller warrants that the Corporation and/or Seller does not have in effect, nor has any present intention to put into effect any employment agreements, deferred compensation, pension retirement agreements or arrangements, options arrangements, bonus, stock purchase agreements, incentive or profit–sharing plans.

5.10

The Seller warrants that no person or entity has, or will have, any right, interest or valid claim against the Corporation for any commission, fee or other compensation in connection with the sale of the Shares herein, as a finder or broker or in any similar capacity as a result of any act or omission by the Corporation and/or Seller or anyone acting on behalf of the Corporation and/or Seller.

5.11

The Seller warrants that the business operations and affairs of the Corporation has, and will continue to be conducted in accordance with all applicable laws, rules, regulations, judgments of the State of Florida, and the applicable federal laws of the United States of America.

5.12

The Seller represents that neither the execution, delivery or performance of this Agreement: a) violates the Corporation’s by-laws, Certificate of Incorporation, Shareholder Agreements or any existing resolution; and, b) will cause the Corporation to lose any benefit or any right or privilege it enjoys under the Securities Act (“Act”), or the Internal Revenue Code, or any other applicable state or federal laws.

5.13

The Seller warrants that the Corporation has not conducted any business and/or entered into any agreements with third parties;

5.14

The Seller represents and acknowledges that this Agreement, once duly executed, delivered, and countersigned, shall constitute a valid and binding instrument, enforceable in accordance with its terms and does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement, mortgage, lease or other instrument or indenture to which Corporation and/or the Seller a party or by which they are bound.

5.15

The Seller warrants that the Seller is the legal and beneficial owner of the Shares, and has good and marketable title thereto, free and clear of any liens, claims, rights and encumbrances;

5.16

Seller warrants that the Corporation being transferred shall be transferred with no liabilities and little or no assets.

5.17

The Seller warrants that the Seller shall defend and hold Buyer and the Corporation harmless against any action by any third party against either of them arising out of, or as a consequence of, any act or omission of Seller or the Corporation prior to, or during the closing contemplated by this contract of sale.

5.18

The Seller represents that insofar as this Agreement transfers One Hundred Percent (100%) ownership of the Corporation, it constitutes the sale of a business – as contrasted with the fractional sale of a Corporation, constituting a securities transaction and, as such, does not have to be transacted subject to exceptions to the Securities Act of 1933, as Amended, and, therefore, the Buyer is not required to be an "accredited investor," as defined under Rule 501 under the Securities Act.

5.19

The corporate information contained on Exhibit A hereto is true and correct.

6.

REPRESENTATIONS AND WARRANTIES OF BUYER.  Buyer hereby represents and warrants to Seller   that:

6.1

The Buyer warrants that he has the power and authority to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby.

6.2

The Buyer warrants that the execution, delivery and performance of this Agreement is in compliance with, and does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement, mortgage, lease or other instrument or indenture to which Buyer is a party or by which Buyer is bound;

6.3

The Buyer warrants that at no time was Buyer presented with, or solicited by or through any leaflet, public promotional message or any other form of general solicitation or advertising promoting the sale of securities.

6.4

The Buyer is purchasing the Shares solely for his own account, for the purpose of investment and not with a view to, or for sale in connection with, any distribution of any portion thereof in violation of any applicable law.

6.5

The Buyer makes no representation on whether he is or is not an "accredited investor," as defined under Rule 501 under the Securities Act, and maintains that it is not required to do so, insofar as this Agreement transfers One Hundred Percent (100%) ownership of the Corporation, thus constituting the sale of a business – as contrasted with the fractional sale of a Corporation – and does not constitute a securities transaction and, as such, does not have to be transacted subject to exceptions to the Securities Act of 1933, as Amended.

6.6

The Buyer hereby represents his acknowledgment and consent that the Shares that are the subject of this Agreement, are Rule §144 restricted and, therefore, will transfer to the Buyer upon Closing subject to Rule §144 resale requirements.

6.7

The Buyer hereby represents and warrants, under penalty of perjury, that he will file any and all documents required by the SEC to record the sale and transfer of ownership, and the change in corporate governance, in a timely and fully compliant manner.

7.

NOTICES.  Notice shall be given by US Postal Certified Mail return receipt requested or Priority Mail (with deliver confirmation) or private bonded currier (e.g., FedEx, UPS, DHL or like); with the date of notice being deemed the date of receipt by recipient or recipients designee. Notice, unless either party has notified the other of an alternative address in writing to the address provided hereunder, all correspondence shall be sent to the following address as set forth herein:

Seller:

William Kyle, Managing Member /

Robert Smith, Managing Member

Enterprise Creations LLC

5976 20th Street, No 177

Vero Beach, FL 32966

Phone: 772-539-8365

Fax: 772-539-8372

Email: bill@enterprise-creations.com

Buyer:

Micheal Nugent, Trustee

Twenty Second Trust

42 Brittanic Crescent, Sovereign Island,

Queensland, 4216, Australia

Phone: 310-994-7988

Email:

micheal.nugent@bigpond.com

8.

GOVERNING LAW.  This Agreement shall be governed by, and construed and enforced in accordance with the internal laws of the State of Florida without regard to principles of conflicts of laws.  Each party irrevocably and unconditionally:  (a) agrees that any legal proceeding relating to this Agreement must be brought in the State courts in Indian River County, Florida, or the District Court of the United States, Southern District of Florida; (b) consents to the jurisdiction of each such court in any suit, action or proceeding; (c) waives any objection which it may have to the laying of venue of any proceeding in any such court; and (d) agrees that service of any court paper may be effected on it by mail, or in such other manner as may be provided under applicable laws or court rules in the State of Florida.

9.

SEVERABILITY.  In the event that any term, covenant, condition, or other provision contained herein is held to be invalid, void or otherwise unenforceable by any court of competent jurisdiction, the invalidity of any such term, covenant, condition, provision or Agreement shall in no way affect any other term, covenant, condition or provision or Agreement contained herein, which shall remain in full force and effect.

10.

GENDER AND NUMBER; SECTION HEADINGS.  Words importing a particular gender mean and include the other gender or business entity, as may be the case; also words importing a singular number mean and include the plural number and vice versa, unless the context clearly indicated to the contrary.  The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

11.

WAIVER.  No waiver, or waiver of breach, of any provision or condition or this Agreement shall be deemed waiver of any similar or dissimilar provision or condition at the same time or any prior or subsequent time.

12.

CONDITIONS TO CLOSING.  The Closing is conditioned upon the delivery by Seller of the Seller’s Closing Documents and the fulfillment by the Seller, to the satisfaction of the Closing Attorney, that the Seller is compliant with its Representations and Warranties, as made hereunder, thus the Seller’s Representations and Warranties being deemed true and correct in all material respects, according to the Closing Attorney, at opening of business on the date of the Closing, established supra.

13.

ASSIGNMENT.  Neither party may assign this Agreement without the express written consent of the other party; however, such consent shall neither be unreasonably withheld or delayed.  Any agreed assignment by the Seller shall be effectuated, as applicable, by all the necessary corporate authorizations and pursuant to applicable law.

14.

AMENDMENTS.  No amendments or additions to this Agreement shall be binding unless in writing, signed by both parties, except as herein otherwise provided.

15.

ENTIRE AGREEMENT.  This Agreement contains all of the terms agreed upon by the parties with respect to the subject matter hereof. This Agreement has been entered into after full investigation, and is a product of negotiations and that no inference should be drawn regarding the drafting of this document.

16.

COUNTERPARTS. This Agreement may be signed in two (2) counterparts, each of which is to be considered an original, and taken together as one and the same document.

17.

PUBLICITY.   Except as otherwise required by law, none of the parties hereto shall issue any press release or make any other public statement, in each case relating to, connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other to the contents and the manner of presentation and publication thereof.

IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto have signed this Agreement by their duly authorized officers the day and year first above written.

Twenty Second Trust

BUYER

By: /s/ Micheal Nugent__________________________

Micheal Nugent

Title: President

Enterprise Creations LLC

SELLER

By: /s/ William D. Kyle_________________

William D. Kyle

Title: Managing Member

By: /s/ Robert Smith__________________________

Robert Smith

Title: Managing Member

Exhibit A: Enterprise V Corporation

Enterprise V Corporation, a Florida Corporation (the “Company”), is being sold as fully reporting company, one whose Common Stock has been registered with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended.

The Company’s management believes that there are certain benefits of being a reporting public company, and that certain private company (domestic or foreign) may seek to gain these advantages through a reverse merger with the Company because its shares may thereby be quoted on the United States secondary markets such as the NYSE, NASDAQ, Amex, NASD OTC Bulletin Board (OTC-BB), and the Pink Sheets.

CORPORATE INFORMATION

STOCK INFORMATION

Corporate Information	:
State of Incorporation	:	Florida USA, May 2008
Legal Name of Public Shell	:	Enterprise V Corporation
SEC FILE / CIK Numbers	:	0001439802
SEC Reporting Status:	:	Public reporting, current on all pending SEC filings
SEC Form 10-12G Effective Date	:	July 15, 2008
Net Equity	:	-0-
Underwriter	:	Self (Principal)
Date of fiscal year-end	:	December 31st
Total and pending liabilities	:	None
Stock Information	:

Classes of Stock	:
Common Stock	:	$0.001 par value
Preferred Convertible Stock	:	$0.001 par value
Authorized Capital Stock	:
Common Stock	:	100,000,000 Common Shares
Preferred Convertible Stock	:	50,000,000
SEC Registered	:	100,000,000 Common Shares (total common stock authorized)
	:	-0- Preferred Convertible Shares
Issued and Outstanding Shares	:
Common Shares	:	2,100,000
Preferred Convertible Stock	:	100,000
Warrants and Options Outstanding	:	None
OTC-BB Trading Symbol	:	Form 211 (15c2-11) to be filed with NASD Regulations, Inc. (NASDAQ) through a sponsoring market maker upon consummation of business combination.
Market Maker	:	To be appointed upon consummation of business combination.
Transfer Agent	:	To be appointed upon consummation of business combination.

Closing Terms	:

Closing and transfer of the blank check corporate entity will be transacted through agreed upon attorney’s escrow.

Buyer shall place a deposit of a mutually agreed upon amount of the purchase price with Owner-Seller.

Buyer shall pay open balance as mutually agreed.

SEC Website Link: http://idea.sec.gov/cgi-bin/browse-idea?action=getcompany&CIK=0001439802&owner=exclude&count=40